UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces Appointment of General Manager

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announces that the board of directors of the Company has appointed Mr. Xiao Tang (“Mr. Tang”) as the general manager of the Company, effective from October 10, 2024.

Mr. Tang has over 20 years experience in banking services. Prior to joining the Company, Mr. Tang served as an executive director and the president of BOC Financial Technology Co., Ltd. from December 2020 to September 2024. Before that, Mr. Tang served as the general manager of customer service department of Wuhan business group and a vice president of the Suzhou subsidiary of CCB Fintech Co., Ltd. from April 2018 to November 2020. From July 2001 to April 2018, Mr. Tang served in different positions of China Construction Bank, including deputy department head of the testing and promotion department of Wuhan data center, and head of the innovation department. Mr. Tang received his bachelor’s degree in electronic information from Wuhan University of Technology in 2001 and his MBA from Huazhong University of Science and Technology in 2006.

Mr. Chongfeng Shen, the Company’s chief executive officer and chairman of the board would like to welcome Mr. Tang to join the Company as the general manager, and believes his extensive experience and expertise will further promote the development of the Company and bring OneConnect to its next chapter of growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer

Date: October 10, 2024

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